Veracyte, Inc.

7000 Shoreline Court, Suite 250

South San Francisco, California 94080

VIA EDGAR

September 25, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:  Ms. Tia L. Jenkins
Senior Assistant Chief Accountant

Re:	Veracyte, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 25, 2015
File No. 001-36156

Dear Ms. Jenkins:

This letter sets forth the responses of Veracyte, Inc. (the “Company”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 15, 2015.  To facilitate your review of the Company’s response to the Staff’s comment, we have reproduced below the Staff’s comment followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2014
9A.  Controls and Procedures.  Evaluation of Disclosure Controls and Procedures, page 119

1.                                      We note your response to comment 1.  Please further explain to us the basis for your conclusion that your disclosure controls and procedures (“DC&P”) were effective as of December 31, 2014, March 31, 2015 and June 30, 2015 given the Company’s failure to recognize its accelerated filer status, which resulted in untimely filings on Forms 10-K and 10-Q for these periods.  In this regard, DC&P is designed to ensure that information required to be disclosed in reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms (see  Rule 13a-15(e) under the Securities Exchange Act of 1934).  Alternatively, please amend your filings to disclose that your DC&P were not effective as of each date.

Response:

In response to the Staff’s comment, the Company will amend its Annual Report on Form 10-K for the year ended December 31, 2014 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 to indicate that its disclosure controls and procedures were not effective as of such dates.

Ms. Tia L. Jenkins
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 25, 2015
Page 2

We believe the foregoing to be responsive to the Staff’s comment.  Should you have any questions or comments regarding this letter, please call me at (650) 243-6300.

Sincerely,

/s/ Shelly D. Guyer

Shelly D. Guyer
Chief Financial Officer
Veracyte, Inc.

cc:	Bonnie H. Anderson, Veracyte, Inc.
Julie A. Brooks, Veracyte, Inc.